UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )

BRIGHT GREEN CORPORATION

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

10920G100

(CUSIP Number)

May 30, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 10920G100

1	NAME OF REPORTING PERSON Lynn Stockwell
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada

Number of Shares Beneficially Owned by Each Reporting Person With	7	SOLE VOTING POWER 65,083,475(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 65,083,475(1)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 65,083,475 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 36.44% (2)
14	TYPE OF REPORTING PERSON IN

(1)	Includes 65,083,475 shares of common stock, par value $0.0001 per share (the “Common Stock”), held by Lynn Stockwell, a director of the Issuer.
(2)	Based on 178,608,020 shares of Common Stock issued and outstanding as of June 2, 2023, as reported in the Issuer’s registration statement on Form S-3, filed by the Issuer with the Securities and Exchange Commission (the “SEC”) on June 5, 2023.

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This Schedule 13D is being filed by the Reporting Person with respect to Common Stock of the Issuer.

ITEM 1.	Security and Issuer.

The class of equity security to which this Schedule 13D relates is the Common Stock of the Issuer. The address of the principal executive offices of the Issuer is 1033 George Hanosh Boulevard, Grants, NM 87020. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

ITEM 2.	Identity and Background.

(a) This Schedule 13D is being filed by Lynn Stockwell.

(b) The business address of the Reporting Person is c/o Bright Green Corporation, 1033 George Hanosh Boulevard, Grants, NM 87020.

(c) Ms. Stockwell is a director of the Issuer.

(d) During the past five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the past five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Canada.

ITEM 3.	Source and Amount of Funds or Other Consideration.

As of the Company’s direct listing of the Common Stock on the Nasdaq Capital Market on May 17, 2022, the Reporting Person was the beneficial owner of 69,611,470 shares of Common Stock. The Reporting Person is a co-founder of the Issuer, and acquired such shares of Common Stock as founder shares of the Issuer.

On February 6, 2023, through a cashless conversion, a line of credit note between the Reporting Person and the Issuer was paid down $880,000 in exchange for an $880,000 investment for 22,005 shares of the Company’s Common Stock valued at $39.99 pursuant to the Company’s EB-5 Program.

ITEM 4.	Purpose of Transaction.

The Reporting Person is a member of the board of directors of the Issuer. In this capacity, the Reporting Person takes and will continue to take an active role in the Issuer’s strategic direction. Additionally, in her capacity as stockholder of the Issuer, the Reporting Person reviews and intends to continue to review, on an ongoing and continued basis, her investments in the Issuer. Depending on the factors discussed below and subject to applicable law, the Reporting Person may from time to time acquire additional securities of the Issuer or otherwise dispose of some or all of such securities of the Issuer. Any transactions that the Reporting Person may pursue may be made at any time and from time to time without prior notice and will depend upon a variety of factors, including, without limitation, current and anticipated future trading prices of the securities of the Issuer, the financial condition, results of operations and prospects of the Issuer, general economic, financial market and industry conditions, other investment and business opportunities available to the Reporting Person, tax considerations and other factors.

Other than as described above and other than in her capacity as a member of the board of directors of the Issuer, the Reporting Person does not currently have any plans or proposals that relate to or would result in any of the transactions involving the Issuer described in subparagraphs (a) through (j) of Item 4 of Schedule 13D (although the Reporting Person may from time to time consider pursuing or proposing any such transactions and, in such event, may discuss, evaluate and/or pursue any such transactions with their respective advisors, the Issuer or other persons).

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ITEM 5.	Interest in Securities of the Issuer.

(a), (b) The responses of the Reporting Person with respect to Rows 7 through 13 of the respective cover pages of the individual Reporting Person to this Schedule 13D are incorporated herein by reference.

The Reporting Person’ aggregate percentage of beneficial ownership is approximately 36.44% of the outstanding Common Stock. Calculations of the percentage is based on 178,608,020 shares of Common Stock issued and outstanding as of June 2, 2023, as reported in the Issuer’s registration statement on Form S-3, filed by the Issuer with the SEC on June 5, 2023.

(c) To the best knowledge of the Reporting Person, except as set forth in this Schedule 13D, the Reporting Person has not engaged in any transaction with respect to the Common Stock during the sixty days prior to the date of filing of this Schedule 13D.

(d) Not applicable.

(e) Not applicable.

ITEM 6.	Contracts, Arrangements, Understandings or Relationship with Respect to the Securities of the Issuer.

Except as set forth herein, there are no contracts, arrangements, understandings or relationships by the Reporting Person and any other person with respect to the Common Stock.

ITEM 7.	Material to Be Filed as Exhibits.

Not applicable.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 15, 2023

By:	/s/ Lynn Stockwell
Name:	Lynn Stockwell
Title:	Director

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